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                                                            Filed by Enron Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                    Subject Company: Enron Corp.
                                               Commission File Number: 001-13159

Voicemail from Ken Lay to employees
November 9, 2001

This is Ken Lay. Late this afternoon, we reached final agreement with Dynegy to merge our two companies. This transaction enables customers, shareholders and employees of both companies to participate in the tremendous benefits and upside of the combined enterprise. Dynegy is a great company with businesses, strategy and culture very similar to our own. Together, we will be a new merchant energy powerhouse.

This transaction confirms the substantial value of Enron's core businesses and significantly strengthens our balance sheet and our liquidity. We have met with the rating agencies and feel confident that they will maintain investment grade status of both companies.

The merger will be a long and complex process, and we expect it to take six to nine months to close. In the meantime, we will remain an independent company, and we and Dynegy will remain strong competitors.

I have sent you an e-mail outlining details of the deal. We have also posted questions and answers on the intranet.

We have an enormously bright future as a combined company, and you are a key part of that success. We are not closing doors; we are opening them. I look forward to a successful transition over the coming months. We will provide you with information throughout this process. I want to thank you again for your tremendous contributions to Enron, particularly during what I know have been some very difficult times.

In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or

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Investor Relations, Enron Corp., Enron Building, 1400 Smith Street, Houston, TX
77002, Phone: (713) 853-3956, Fax: (713) 646-3302.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.